Exhibit 99.1

Quarterly Statement Q3 2024

SAP Announces Q3 2024 Results

•	Current cloud backlog of €15.4 billion, up 25% and up 29% at constant currencies

•	Cloud revenue up 25% and up 27% at constant currencies

•	Cloud ERP Suite revenue up 34% and up 36% at constant currencies

•	Total revenue up 9% and up 10% at constant currencies

•	IFRS cloud gross profit up 26%, non-IFRS cloud gross profit up 27% and up 28% at constant currencies

•	IFRS operating profit up 29%, non-IFRS operating profit up 27% and up 28% at constant currencies

•	SAP raises its 2024 outlook for cloud and software revenue, operating profit and free cash flow in € millions, unless otherwise stated

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Quarterly Statement Q3 2024

Walldorf, Germany – October 21, 2024
SAP SE (NYSE: SAP) announced today its financial results for the third quarter ended September 30, 2024.

Christian Klein, CEO:

Q3 was another strong quarter for SAP, and we are confidently raising our 2024 financial outlook. Cloud revenue growth developed remarkably well in the quarter, especially for our Cloud ERP Suite. Even more importantly, we are making strong progress on Business AI with groundbreaking innovations such as SAP Knowledge Graph. A significant part of our cloud deals in Q3 included AI use cases.

Dominik Asam, CFO:

We are very pleased with our third quarter performance. The 2024 transformation program has already started to yield efficiency improvements. This allowed us to deliver a strong operating profit and free cash flow, while retaining our topline momentum. We’re now focused on carrying that momentum into Q4 to safeguard the achievement of our 2025 ambition amidst a highly volatile environment.

Financial Performance

Group results at a glance – Third quarter 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q3 2024	Q3 2023	∆ in %	Q3 2024	Q3 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	4,234	3,291	29	4,234	3,291	29	30
Thereof Cloud ERP Suite[2]	3,636	2,711	34	3,636	2,711	34	36
Thereof Extension Suite[3]	597	581	3	597	581	3	4
IaaS[4]	117	180	–35	117	180	–35	–34
Cloud revenue	4,351	3,472	25	4,351	3,472	25	27
Cloud and software revenue	7,429	6,679	11	7,429	6,679	11	12
Total revenue	8,470	7,744	9	8,470	7,744	9	10
Share of more predictable revenue (in %)	84	82	2pp	84	82	2pp
Cloud gross profit	3,184	2,525	26	3,209	2,535	27	28
Gross profit	6,212	5,637	10	6,236	5,651	10	11
Operating profit (loss)	2,214	1,723	29	2,244	1,767	27	28
Profit (loss) after tax from continuing operations	1,441	1,272	13	1,437	1,352	6
Profit (loss) after tax[5]	1,441	1,272	13	1,437	1,352	6
Earnings per share - Basic (in €) from continuing operations	1.25	1.09	15	1.23	1.16	6
Earnings per share - Basic (in €)[5]	1.25	1.09	15	1.23	1.16	6
Net cash flows from operating activities from continuing operations	1,475	1,124	31
Free cash flow				1,248	865	44

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

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Quarterly Statement Q3 2024

Group results at a glance – Nine months ended September 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q3 2024	Q1–Q3 2023	∆ in %	Q1–Q3 2024	Q1–Q3 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	12,016	9,401	28	12,016	9,401	28	29
Thereof Cloud ERP Suite revenue[2]	10,217	7,695	33	10,217	7,695	33	34
Thereof Extension Suite revenue[3]	1,799	1,706	5	1,799	1,706	5	6
IaaS[4]	417	564	–26	417	564	–26	–25
Cloud revenue	12,433	9,965	25	12,433	9,965	25	26
Cloud and software revenue	21,563	19,542	10	21,563	19,542	10	11
Total revenue	24,798	22,739	9	24,798	22,739	9	10
Share of more predictable revenue (in %)	84	82	2pp	84	82	2pp
Cloud gross profit	9,052	7,121	27	9,101	7,152	27	28
Gross profit	17,990	16,330	10	18,039	16,388	10	11
Operating profit (loss)	2,648	3,897	–32	5,717	4,546	26	27
Profit (loss) after tax from continuing operations	1,534	2,399	–36	3,660	3,019	21
Profit (loss) after tax[5]	1,534	4,763	–68	3,660	4,801	–24
Earnings per share - Basic (in €) from continuing operations	1.31	2.07	–37	3.13	2.59	21
Earnings per share - Basic (in €)[5]	1.31	4.21	–69	3.13	4.39	–29
Net cash flows from operating activities from continuing operations	5,772	4,284	35
Free cash flow				5,031	3,423	47

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

Financial Highlights1

Third Quarter 2024

In the third quarter, SAP’s strong business momentum continued. Current cloud backlog grew by 25% to €15.38 billion and was up 29% at constant currencies. The acquisition of WalkMe contributed approximately 1 percentage point to that growth rate. Cloud revenue was up 25% to €4.35 billion and up 27% at constant currencies, fueled by Cloud ERP Suite revenue, which was up 34% to €3.64 billion and up 36% at constant currencies.

Software licenses revenue decreased by 15% to €0.28 billion and was down 14% at constant currencies. Cloud and software revenue was up 11% to €7.43 billion and up 12% at constant currencies. Services revenue was down 2% to €1.04 billion and down 2% at constant currencies. Total revenue was up 9% to €8.47 billion and up 10% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 84% in the third quarter.

IFRS cloud gross profit was up 26% to €3.18 billion. Non-IFRS cloud gross profit was up 27% to €3.21 billion and was up 28% at constant currencies.

IFRS operating profit in the third quarter was up 29% to €2.21 billion. Non-IFRS operating profit was up 27% to €2.24 billion and was up 28% at constant currencies. Operating profit growth was mainly driven by strong revenue growth as well as disciplined execution of the 2024 transformation program.

1 The Q3 2024 results were also impacted by other effects. For details, please refer to the disclosures on page 25 of this document.

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Quarterly Statement Q3 2024

IFRS earnings per share (basic) increased 15% to €1.25. Non-IFRS earnings per share (basic) increased 6% to €1.23. IFRS effective tax rate was 33.0% (Q3/2023: 27.8%) and non-IFRS effective tax rate was 33.4% (Q3/2023: 27.1%). Both year-over-year increases mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring.

Free cash flow in the third quarter increased by 44% to €1.25 billion. While around €0.3 billion was paid out for restructuring, the positive development was primarily attributable to increased profitability and lower tax payments. For the first nine months, free cash flow was up 47% to €5.03 billion.

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of September 30, 2024, SAP had repurchased 16,709,250 shares at an average price of €157.09 resulting in a purchased volume of approximately €2.62 billion under the program.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In 2024, SAP is further increasing its focus on key strategic growth areas, in particular business AI. It is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the company for highly scalable future revenue growth.

To this end, as announced in January, SAP is executing a company-wide restructuring program which is anticipated to conclude in early 2025. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs and is currently expected to affect 9,000 to 10,000 positions, a majority of which will be covered by voluntary leave programs and internal re-skilling measures. Reflecting re-investments into strategic growth areas and the acquisition of WalkMe, SAP now expects to exit 2024 at a headcount slightly ahead of year-end 2023.

While restructuring expenses recorded in the first nine months of 2024 total €2.8 billion, the overall expenses associated with the program are estimated to be approximately €3 billion.

Restructuring payouts in the third quarter and first nine months of 2024 amounted to €0.3 billion and €0.8 billion respectively. Overall payouts associated with the program are currently expected at approximately €3 billion, of which a mid-triple-digit million amount is expected to occur in 2025.

Business Highlights

In the third quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: B3, CAF - the Development Bank of Latin America and the Caribbean, Chalhoub Group, Cochlear, Dakota Provisions, E.ON, eBay, Energy Queensland, Equinor, FairPrice Group, Gestamp Servicios, JAPAN AIRLINES, Lands’ End, Mercado Libre, Mondelez International, OLAM Global Agri, Roche, Rolls-Royce Power Systems, Schwarz Group, Siemens Healthineers, Southern Glazer's Wine & Spirits, SRAM, Tetra Pak, ZEON Corporation, and Zwilling.

Clorox, CPKC Railways, J.M. VOITH, KAESER KOMPRESSOREN, Nvidia, Panasonic Energy of North America, and VistaPrint went live on SAP S/4HANA Cloud in the third quarter.

Dawn Foods, DXC Technology, Gainsight, L’OCCITANE Group, Mistral AI, Palmer Candy, The Pool Tile Company, and SCHURTER Holding chose “GROW with SAP”, an offering helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: AAK, Aramark, Bosideng, BY-HEALTH, Continental Automotive Technologies, Duni Group, Hamburg Commercial Bank, HR Campus, Kruger Services, Manchester City Council, Merck KGaA, PayPal, pfm medical, RWE, and VP Bank.

Breakthru Beverage Group, Cox Automotive Australia, and Heartland Dental went live on SAP solutions.

In the third quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and robust in the Americas region. Brazil, Chile, Germany, Italy, India, Japan and Spain had outstanding performances in cloud revenue growth while China, Saudi Arabia and the U.S. were particularly strong.

On July 30, SAP announced that the SAP Supervisory Board reached a mutual agreement with Executive Board Members Scott Russell and Julia White to leave the company’s Executive Board, effective August 31.

On September 3, SAP announced that the SAP Supervisory Board reached a mutual agreement with Chief Technology Officer and Executive Board Member Dr.-Ing. Juergen Mueller to leave the company’s Executive Board, effective September 30, 2024.

On September 12, SAP announced that it successfully completed its acquisition of WalkMe Ltd., a leading digital adoption platform company.

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Quarterly Statement Q3 2024

Financial Outlook 2024

SAP’s financial outlook 2024 is based on SAP’s updated non-IFRS definition of profit measures which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities, net. For more details, please refer to the Reporting Framework section on our Investor Relations website: https://www.sap.com/investors/en/reports/reporting-framework.html.

For 2024, SAP is updating its cloud and software revenue, operating profit and free cash flow outlook and now expects:

•	€29.5 – 29.8 billion cloud and software revenue at constant currencies (2023: €26.92 billion), up 10% to 11% at constant currencies, raising the midpoint by €400 million. The previous range was €29.0 – 29.5 billion at constant currencies.

•	€7.8 – 8.0 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion), up 20% to 23% at constant currencies, raising the midpoint by €150 million. The previous range was €7.6 – 7.9 billion at constant currencies.

•	€3.5 – 4.0 billion free cash flow (2023: €5.09 billion). The previous outlook was approximately €3.5 billion.

SAP continues to expect:

•	€17.0 – 17.3 billion cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies.

•	An effective tax rate (non-IFRS) of approximately 32% (2023: 30.3%)[2].

While SAP’s 2024 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming September 30, 2024 Rates Apply for 2024

In percentage points	Q4 2024	FY 2024
Cloud revenue growth	–3.0pp	–1.0pp
Cloud and software revenue growth	–2.0pp	–1.0pp
Operating profit growth (non-IFRS)	–2.0pp	–2.0pp

Non-Financial Outlook 2024

In 2024, SAP continues to expect:

•	The Employee Engagement Index to be in a range of 70% to 74%.

•	A Customer Net Promoter Score of 9 to 13.

•	To steadily decrease carbon emissions across the relevant value chain, in line with our target of achieving Net Zero carbon emissions by 2030.

•	To steadily increase the number of women in executive roles in line with our end of year 2027 target to achieve 25%.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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Quarterly Statement Q3 2024

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Monday, October 21st at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2023 Annual Report on Form 20-F.

© 2024 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices

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Quarterly Statement Q3 2024

Contents

(A)	Consolidated Income Statements		10

	(A.1)	Consolidated Income Statements – Quarter	10

	(A.2)	Consolidated Income Statements – Year-to-Date	11

(B)	Consolidated Statements of Financial Position		12

(C)	Consolidated Statements of Cash Flows		13

(D)	Basis of Non-IFRS Presentation		14

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		14

	(E.1)	Reconciliation of Non-IFRS Revenue – Quarter	14

	(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter	15

	(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter	15

	(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date	16

	(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date	16

	(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date	17

	(E.7)	Reconciliation of Free Cash Flow	18

(F)	Non-IFRS Adjustments – Actuals and Estimates		19

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas		19

(H)	Segment Reporting		21

(I)	Revenue by Region (IFRS and Non-IFRS)		21

	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	21

	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	22

(J)	Employees by Region and Functional Areas		23

(K)	Share-Based Payment		24

(L)	Restructuring		24

(M)	Business combinations		25

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Quarterly Statement Q3 2024

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024	Q3 2024
Revenues
Cloud	3,178	3,316	3,472	3,699	13,664	3,928	4,153	4,351
% change – yoy	24	19	16	20	20	24	25	25
% change constant currency – yoy	22	22	23	25	23	25	25	27
Cloud ERP Suite	2,422	2,562	2,711	2,931	10,626	3,167	3,414	3,636
% change – yoy	35	30	26	28	29	31	33	34
% change constant currency – yoy	33	33	34	33	33	32	33	36
Software licenses	276	316	335	838	1,764	203	229	285
% change – yoy	–13	–26	–17	–8	–14	–26	–28	–15
% change constant currency – yoy	–13	–24	–14	–6	–12	–25	–27	–14
Software support	2,905	2,873	2,872	2,846	11,496	2,829	2,792	2,793
% change – yoy	–1	–3	–5	–5	–3	–3	–3	–3
% change constant currency – yoy	–1	–1	–1	–1	–1	–1	–3	–2
Software licenses and support	3,180	3,189	3,208	3,683	13,261	3,031	3,021	3,078
% change – yoy	–2	–6	–6	–6	–5	–5	–5	–4
% change constant currency – yoy	–2	–4	–2	–2	–3	–4	–5	–3
Cloud and software	6,358	6,505	6,679	7,382	26,924	6,960	7,175	7,429
% change – yoy	10	5	4	6	6	9	10	11
% change constant currency – yoy	8	8	9	10	9	11	10	12
Total revenue	7,441	7,554	7,744	8,468	31,207	8,041	8,288	8,470
% change – yoy	10	5	4	5	6	8	10	9
% change constant currency – yoy	9	8	9	9	9	9	10	10
Share of more predictable revenue (in %)	82	82	82	77	81	84	84	84
Profits
Operating profit (loss) (IFRS)	803	1,371	1,723	1,902	5,799	–787	1,222	2,214
Operating profit (loss) (non-IFRS)	1,321	1,457	1,767	1,969	6,514	1,533	1,940	2,244
% change - yoy	–15	14	7	1	1	16	33	27
% change constant currency - yoy	–15	19	13	5	5	19	35	28
Profit (loss) after tax (IFRS)	403	724	1,272	1,201	3,600	–824	918	1,441
Profit (loss) after tax (non-IFRS)	868	799	1,352	1,302	4,321	944	1,278	1,437
% change - yoy	–20	–9	13	–10	–6	9	60	6
Margins
Cloud gross margin (IFRS, in %)	70.5	71.1	72.7	71.9	71.6	72.2	73.0	73.2
Cloud gross margin (non-IFRS, in %)	70.8	71.4	73.0	72.2	71.9	72.5	73.3	73.7
Software license and support gross margin (IFRS, in %)	88.6	89.8	90.0	89.8	89.6	89.2	89.7	90.1
Software license and support gross margin (non-IFRS, in %)	88.9	90.2	90.1	89.8	89.8	89.2	89.7	90.1
Cloud and software gross margin (IFRS, in %)	79.5	80.3	81.0	80.8	80.4	79.6	80.0	80.2
Cloud and software gross margin (non-IFRS, in %)	79.9	80.6	81.2	81.0	80.7	79.8	80.2	80.5
Gross margin (IFRS, in %)	71.0	71.6	72.8	73.3	72.2	71.7	72.6	73.3
Gross margin (non-IFRS, in %)	71.3	71.9	73.0	73.4	72.4	71.8	72.7	73.6
Operating margin (IFRS, in %)	10.8	18.2	22.2	22.5	18.6	–9.8	14.7	26.1

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Quarterly Statement Q3 2024

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024	Q3 2024
Operating margin (non-IFRS, in %)	17.8	19.3	22.8	23.3	20.9	19.1	23.4	26.5
Key Profit Ratios
Effective tax rate (IFRS, in %)	40.5	33.8	27.8	33.6	32.6	16.0	33.8	33.0
Effective tax rate (non-IFRS, in %)	29.1	33.0	27.1	32.5	30.3	32.4	33.6	33.4

Earnings per share, basic (IFRS, in €) from continuing operations	0.35	0.62	1.09	1.05	3.11	–0.71	0.76	1.25
Earnings per share, basic (non-IFRS, in €) from continuing operations	0.75	0.69	1.16	1.12	3.72	0.81	1.10	1.23
Earnings per share, basic (IFRS, in €)[1]	0.41	2.70	1.09	1.05	5.26	–0.71	0.76	1.25
Earnings per share, basic (non-IFRS, in €)[1]	0.83	2.40	1.16	1.12	5.51	0.81	1.10	1.23
Order Entry and current cloud backlog
Current cloud backlog	11,148	11,537	12,269	13,745	13,745	14,179	14,808	15,377
% change – yoy	25	21	19	25	25	27	28	25
% change constant currency – yoy	25	25	25	27	27	28	28	29
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	45	46	49	62	55	52	52	64
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	26	25	21	14	19	21	20	16
Liquidity and Cash Flow
Net cash flows from operating activities	2,311	848	1,124	1,926	6,210	2,757	1,540	1,475
Purchase of intangible assets and property, plant, and equipment	–257	–156	–182	–190	–785	–187	–178	–163
Payments of lease liabilities	–99	–89	–78	–66	–332	–78	–70	–65
Free cash flow	1,955	604	865	1,670	5,093	2,492	1,291	1,248
% of total revenue	26	8	11	20	16	31	16	15
% of profit after tax (IFRS)	485	83	68	139	141	NA	141	87
Cash and cash equivalents	8,766	14,142	9,378	8,124	8,124	9,295	7,870	10,005
Group liquidity	9,700	14,326	12,122	11,275	11,275	13,411	11,449	11,856
Financial debt (–)	–10,751	–10,146	–8,445	–7,755	–7,755	–7,770	–7,776	–8,996
Net liquidity (+) / Net debt(–)	–1,050	4,180	3,677	3,521	3,521	5,641	3,674	2,860
Non-Financials
Number of employees (quarter end)[2]	105,132	105,328	106,495	107,602	107,602	108,133	105,315	107,583
Employee retention (in %, rolling 12 months)	93.8	95.1	96.0	96.4	96.4	96.6	96.6	96.7
Women in management (in %, quarter end)	29.4	29.5	29.5	29.7	29.7	29.8	29.9	30.0
Women in executive roles (in %, quarter end)	21.8	21.9	22.1	22.2	22.2	21.7	21.9	22.0
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[3] (in million tons CO2 equivalents)					6.9	1.8	1.8	1.8

1 From continuing and discontinued operations.

2 In full-time equivalents.

3 Our gross greenhouse gas emissions (GHG) – which cover scope 1, scope 2, and scope 3 (market based) – include the total lifecycle emissions resulting from the use of our on-premise software. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

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Quarterly Statement Q3 2024

Primary Financial Statements of SAP Group (IFRS)

(A)           Consolidated Income Statements

(A.1)         Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2024	Q3 2023	∆ in %
Cloud	4,351	3,472	25
Software licenses	285	335	–15
Software support	2,793	2,872	–3
Software licenses and support	3,078	3,208	–4
Cloud and software	7,429	6,679	11
Services	1,041	1,065	–2
Total revenue	8,470	7,744	9

Cost of cloud	–1,167	–946	23
Cost of software licenses and support	–306	–321	–5
Cost of cloud and software	–1,472	–1,268	16
Cost of services	–786	–840	–6
Total cost of revenue	–2,258	–2,108	7
Gross profit	6,212	5,637	10
Research and development	–1,568	–1,515	4
Sales and marketing	–2,098	–2,105	0
General and administration	–361	–327	10
Restructuring	52	36	43
Other operating income/expense, net	–22	–3	>100
Total operating expenses	–6,256	–6,022	4
Operating profit (loss)	2,214	1,723	29

Other non-operating income/expense, net	–62	113	N/A
Finance income	240	204	18
Finance costs	–241	–279	–14
Financial income, net	–1	–75	–99
Profit (loss) before tax from continuing operations	2,151	1,761	22

Income tax expense	–710	–489	45
Profit (loss) after tax from continuing operations	1,441	1,272	13
Attributable to owners of parent	1,463	1,278	15
Attributable to non-controlling interests	–23	–6	>100
Profit (loss) after tax from discontinued operations	0	0	NA
Profit (loss) after tax[1]	1,441	1,272	13
Attributable to owners of parent[1]	1,463	1,278	15
Attributable to non-controlling interests[1]	–23	–6	>100

Earnings per share, basic (in €)[2] from continuing operations	1.25	1.09	15
Earnings per share, basic (in €)[1,2]	1.25	1.09	15
Earnings per share, diluted (in €)[2] from continuing operations	1.24	1.08	15
Earnings per share, diluted (in €)[1,2]	1.24	1.08	15

1 From continuing and discontinued operations

2 For the three months ended September 30, 2024 and 2023, the weighted average number of shares was 1,166 million (diluted 1,178 million) and 1,168 million (diluted: 1,180 million), respectively (treasury stock excluded).

10/25

Quarterly Statement Q3 2024

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2024	Q1–Q3 2023	∆ in %
Cloud	12,433	9,965	25
Software licenses	716	927	–23
Software support	8,414	8,651	–3
Software licenses and support	9,130	9,577	–5
Cloud and software	21,563	19,542	10
Services	3,236	3,197	1
Total revenue	24,798	22,739	9

Cost of cloud	–3,381	–2,843	19
Cost of software licenses and support	–943	–1,008	–6
Cost of cloud and software	–4,324	–3,852	12
Cost of services	–2,485	–2,557	–3
Total cost of revenue	–6,808	–6,409	6
Gross profit	17,990	16,330	10
Research and development	–4,839	–4,653	4
Sales and marketing	–6,594	–6,562	0
General and administration	–1,057	–997	6
Restructuring	–2,821	–221	>100
Other operating income/expense, net	–31	0	NA
Total operating expenses	–22,150	–18,842	18
Operating profit (loss)	2,648	3,897	–32

Other non-operating income/expense, net	–215	–3	>100
Finance income	850	573	48
Finance costs	–726	–935	–22
Financial income, net	124	–363	NA
Profit (loss) before tax from continuing operations	2,557	3,532	–28

Income tax expense	–1,023	–1,132	–10
Profit (loss) after tax from continuing operations	1,534	2,399	–36
Attributable to owners of parent	1,523	2,413	–37
Attributable to non-controlling interests	11	–13	NA
Profit (loss) after tax from discontinued operations	0	2,363	NA
Profit (loss) after tax[1]	1,534	4,763	–68
Attributable to owners of parent[1]	1,523	4,917	–69
Attributable to non-controlling interests[1]	11	–155	NA

Earnings per share, basic (in €)[2] from continuing operations	1.31	2.07	–37
Earnings per share, basic (in €)[1,2]	1.31	4.21	–69
Earnings per share, diluted (in €)[2] from continuing operations	1.29	2.05	–37
Earnings per share, diluted (in €)[1,2]	1.29	4.17	–69

1 From continuing and discontinued operations

2 For the nine months ended September 30, 2024 and 2023, the weighted average number of shares was 1,167 million (diluted: 1,179 million) and 1,168 million (diluted: 1,179 million), respectively (treasury stock excluded).

11/25

Quarterly Statement Q3 2024

(B)          Consolidated Statements of Financial Position

as at 09/30/2024 and 12/31/2023
€ millions	2024	2023
Cash and cash equivalents	10,005	8,124
Other financial assets	2,067	3,344
Trade and other receivables	5,481	6,322
Other non-financial assets	2,436	2,374
Tax assets	517	407
Total current assets	20,506	20,571
Goodwill	29,487	29,088
Intangible assets	2,708	2,505
Property, plant, and equipment	4,239	4,276
Other financial assets	6,145	5,543
Trade and other receivables	142	203
Other non-financial assets	3,450	3,573
Tax assets	333	382
Deferred tax assets	2,639	2,193
Total non-current assets	49,142	47,763
Total assets	69,648	68,335

€ millions	2024	2023
Trade and other payables	1,932	1,783
Tax liabilities	502	266
Financial liabilities	3,864	1,735
Other non-financial liabilities	4,220	5,648
Provisions	2,149	235
Contract liabilities	5,989	4,975
Total current liabilities	18,655	14,642
Trade and other payables	15	39
Tax liabilities	846	877
Financial liabilities	7,039	7,941
Other non-financial liabilities	800	698
Provisions	442	433
Deferred tax liabilities	318	265
Contract liabilities	67	33
Total non-current liabilities	9,526	10,286
Total liabilities	28,181	24,928
Issued capital	1,229	1,229
Share premium	2,420	1,845
Retained earnings	41,424	42,457
Other components of equity	1,931	2,368
Treasury shares	–5,793	–4,741
Equity attributable to owners of parent	41,212	43,157

Non-controlling interests	255	249
Total equity	41,467	43,406
Total equity and liabilities	69,648	68,335

12/25

Quarterly Statement Q3 2024

(C)          Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2024	Q1–Q3 2023
Profit (loss) after tax	1,534	4,671
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	0	–2,272
Depreciation and amortization	943	1,042
Share-based payment expense	1,815	1,677
Income tax expense	1,023	1,132
Financial income, net	–124	363
Decrease/increase in allowances on trade receivables	–8	12
Other adjustments for non-cash items	212	–35
Increase/decrease in trade and other receivables	943	678
Decrease/increase in other assets	56	–555
Increase/decrease in trade payables, provisions, and other liabilities	746	–470
Increase/decrease in contract liabilities	1,054	552
Share-based payments	–1,064	–967
Interest paid	–439	–305
Interest received	420	331
Income taxes paid, net of refunds	–1,341	–1,570
Net cash flows from operating activities – continuing operations	5,772	4,284
Net cash flows from operating activities – discontinued operations	0	80
Net cash flows from operating activities	5,772	4,364
Business combinations, net of cash and cash equivalents acquired	–1,104	0
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	0	–91
Purchase of intangible assets and property, plant, and equipment	–528	–595
Proceeds from sales of intangible assets and property, plant, and equipment	80	72
Purchase of equity or debt instruments of other entities	–6,517	–2,969
Proceeds from sales of equity or debt instruments of other entities	7,452	865
Net cash flows from investing activities – continuing operations	–618	–2,718
Net cash flows from investing activities – discontinued operations	0	5,625
Net cash flows from investing activities	–618	2,907
Dividends paid	–2,565	–2,395
Dividends paid on non-controlling interests	0	–18
Purchase of treasury shares	–1,625	–718
Proceeds from borrowings	1,251	0
Repayments of borrowings	–14	–3,442
Payments of lease liabilities	–213	–266
Transactions with non-controlling interests	–13	42
Net cash flows from financing activities – continuing operations	–3,180	–6,797
Net cash flows from financing activities – discontinued operations	0	24
Net cash flows from financing activities	–3,180	–6,773
Effect of foreign currency rates on cash and cash equivalents	–94	–128
Net decrease/increase in cash and cash equivalents	1,881	370
Cash and cash equivalents at the beginning of the period	8,124	9,008
Cash and cash equivalents at the end of the period	10,005	9,378

13/25

Quarterly Statement Q3 2024

Non-IFRS Numbers

(D)          Basis of Non-IFRS Presentation

SAP discloses certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)          Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)      Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q3 2024			Q3 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	4,351	43	4,394	3,472	25	27
Software licenses	285	2	287	335	–15	–14
Software support	2,793	24	2,817	2,872	–3	–2
Software licenses and support	3,078	26	3,104	3,208	–4	–3
Cloud and software	7,429	69	7,497	6,679	11	12
Services	1,041	7	1,048	1,065	–2	–2
Total revenue	8,470	76	8,546	7,744	9	10

14/25

Quarterly Statement Q3 2024

(E.2)       Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q3 2024					Q3 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,167	25	–1,142			–946	10	–937	23	22
Cost of software licenses and support	–306	0	–306			–321	4	–318	–5	–4
Cost of cloud and software	–1,472	25	–1,448			–1,268	14	–1,254	16	15
Cost of services	–786	0	–785			–840	0	–840	–6	–6
Total cost of revenue	–2,258	25	–2,233			–2,108	14	–2,094	7	7
Gross profit	6,212	25	6,236	50	6,286	5,637	14	5,651	10	10	11
Research and development	–1,568	0	–1,568			–1,515	2	–1,513	4	4
Sales and marketing	–2,098	51	–2,047			–2,105	64	–2,041	0	0
General and administration	–361	6	–356			–327	0	–327	10	9
Restructuring	52	–52	0			36	–36	0	43	NA
Other operating income/expense, net	–22	0	–22			–3	0	–3	>100	>100
Total operating expenses	–6,256	30	–6,226	–67	–6,293	–6,022	44	–5,978	4	4	5

(E.3)       Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q3 2024					Q3 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,214	30	2,244	9	2,253	1,723	44	1,767	29	27	28
Other non-operating income/expense, net	–62	0	–62			113	0	113	NA	NA
Finance income	240	–87	153			204	–53	151	18	1
Finance costs	–241	63	–178			–279	103	–177	–14	1
Financial income, net	–1	–24	–24			–75	50	–25	–99	–3
Profit (loss) before tax from continuing operations	2,151	6	2,157			1,761	94	1,855	22	16
Income tax expense	–710	–10	–720			–489	–13	–502	45	43
Profit (loss) after tax from continuing operations	1,441	–3	1,437			1,272	81	1,352	13	6
Attributable to owners of parent	1,463	–29	1,434			1,278	72	1,350	15	6
Attributable to non-controlling interests	–23	26	3			–6	9	3	>100	18
Profit (loss) after tax[1]	1,441	–3	1,437			1,272	81	1,352	13	6
Attributable to owners of parent[1]	1,463	–29	1,434			1,278	72	1,350	15	6
Attributable to non-controlling interests[1]	–23	26	3			–6	9	3	>100	18

Key Ratios
Operating margin (in %)	26.1		26.5		26.4	22.2		22.8	3.9pp	3.7pp	3.5pp
Effective tax rate (in %)[2]	33.0		33.4			27.8		27.1	5.3pp	6.3pp
Earnings per share, basic (in €) from continuing operations	1.25		1.23			1.09		1.16	15	6
Earnings per share, basic (in €)[1]	1.25		1.23			1.09		1.16	15	6

1 From continuing and discontinued operations
2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2024 and Q3 2023 mainly resulted from tax effects of acquisition-related charges and restructuring expenses.

15/25

Quarterly Statement Q3 2024

(E.4)       Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2024			Q1–Q3 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	12,433	92	12,524	9,965	25	26
Software licenses	716	7	723	927	–23	–22
Software support	8,414	64	8,478	8,651	–3	–2
Software licenses and support	9,130	71	9,201	9,577	–5	–4
Cloud and software	21,563	162	21,725	19,542	10	11
Services	3,236	15	3,251	3,197	1	2
Total revenue	24,798	178	24,976	22,739	9	10

(E.5)      Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2024					Q1–Q3 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–3,381	49	–3,332			–2,843	31	–2,812	19	18
Cost of software licenses and support	–943	0	–943			–1,008	26	–982	–6	–4
Cost of cloud and software	–4,324	49	–4,275			–3,852	57	–3,795	12	13
Cost of services	–2,485	0	–2,484			–2,557	1	–2,557	–3	–3
Total cost of revenue	–6,808	50	–6,759			–6,409	58	–6,351	6	6
Gross profit	17,990	50	18,039	147	18,187	16,330	58	16,388	10	10	11
Research and development	–4,839	3	–4,835			–4,653	6	–4,647	4	4
Sales and marketing	–6,594	180	–6,413			–6,562	363	–6,199	0	3
General and administration	–1,057	14	–1,043			–997	1	–996	6	5
Restructuring	–2,821	2,821	0			–221	221	0	>100	NA
Other operating income/expense, net	–31	0	–31			0	0	0	NA	NA
Total operating expenses	–22,150	3,069	–19,081	–102	–19,183	–18,842	649	–18,193	18	5	5

16/25

Quarterly Statement Q3 2024

(E.6)          Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2024					Q1–Q3 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,648	3,069	5,717	76	5,793	3,897	649	4,546	–32	26	27
Other non-operating income/expense, net	–215	0	–215			–3	0	–3	>100	>100
Finance income	850	–369	482			573	–238	335	48	44
Finance costs	–726	222	–504			–935	329	–607	–22	–17
Financial income, net	124	–147	–23			–363	91	–272	NA	–92
Profit (loss) before tax from continuing operations	2,557	2,922	5,479			3,532	739	4,271	–28	28
Income tax expense	–1,023	–796	–1,819			–1,132	–120	–1,252	–10	45
Profit (loss) after tax from continuing operations	1,534	2,126	3,660			2,399	620	3,019	–36	21
Attributable to owners of parent	1,523	2,134	3,657			2,413	615	3,028	–37	21
Attributable to non-controlling interests	11	–8	3			–13	5	–9	NA	NA
Profit (loss) after tax[1]	1,534	2,126	3,660			4,763	38	4,801	–68	–24
Attributable to owners of parent[1]	1,523	2,134	3,657			4,917	208	5,125	–69	–29
Attributable to non-controlling interests[1]	11	–8	3			–155	–170	–325	NA	NA

Key Ratios
Operating margin (in %)	10.7		23.1		23.2	17.1		20.0	–6.5pp	3.1pp	3.2pp
Effective tax rate (in %)[2]	40.0		33.2			32.1		29.3	7.9pp	3.9pp
Earnings per share, basic (in €) from continuing operations	1.31		3.13			2.07		2.59	–37	21
Earnings per share, basic (in €)[1]	1.31		3.13			4.21		4.39	–69	–29

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2024 and 2023 mainly resulted from tax effects of restructuring expenses and acquisition-related charges.

17/25

Quarterly Statement Q3 2024

(E.7)          Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q3 2024	Q1–Q3 2023
Net cash flows from operating activities – continuing operations	5,772	4,284
Purchase of intangible assets and property, plant, and equipment	–528	–595
Payments of lease liabilities	–213	–266
Free cash flow	5,031	3,423

Net cash flows from investing activities – continuing operations	–618	–2,718
Net cash flows from financing activities – continuing operations	–3,180	–6,797

18/25

Quarterly Statement Q3 2024

(F)          Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2024	Q3 2024	Q1–Q3 2024	Q3 2023	Q1–Q3 2023
Profit (loss) before tax from continuing operations (IFRS)		2,151	2,557	1,761	3,532
Adjustment for acquisition-related charges	320–400	90	256	80	257
Adjustment for restructuring	approximately €3 bn	–52	2,821	–36	221
Adjustment for regulatory compliance matter expenses	-8	–8	–8	0	170
Adjustment for gains and losses from equity securities, net	N/A1	–24	–147	50	91
Profit (loss) before tax from continuing operations (non-IFRS)		2,157	5,479	1,855	4,271

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)          Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q3 2024					Q3 2023
	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition-Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–1,167	25	0	0	–1,142	–946	10	0	0	–937
Cost of software licenses and support	–306	0	0	0	–306	–321	4	0	0	–318
Cost of services	–786	0	0	0	–785	–840	0	0	0	–840
Research and development	–1,568	0	0	0	–1,568	–1,515	2	0	0	–1,513
Sales and marketing	–2,098	59	0	–8	–2,047	–2,105	64	0	0	–2,041
General and administration	–361	6	0	0	–356	–327	0	0	0	–327
Restructuring	52	0	–52	0	0	36	0	–36	0	0
Other operating income/expense, net	–22	0	0	0	–22	–3	0	0	0	–3
Total operating expenses	–6,256	90	–52	–8	–6,226	–6,022	80	–36	0	–5,978

1 Regulatory Compliance Matters

€ millions	Q1–Q3 2024					Q1–Q3 2023
	IFRS	Acquisition- Related	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition-Related	Restructuring	RCM[1]	Non-IFRS
Cost of cloud	–3,381	49	0	0	–3,332	–2,843	31	0	0	–2,812
Cost of software licenses and support	–943	0	0	0	–943	–1,008	26	0	0	–982
Cost of services	–2,485	0	0	0	–2,484	–2,557	1	0	0	–2,557
Research and development	–4,839	3	0	0	–4,835	–4,653	6	0	0	–4,647
Sales and marketing	–6,594	189	0	–8	–6,413	–6,562	193	0	170	–6,199
General and administration	–1,057	14	0	0	–1,043	–997	1	0	0	–996
Restructuring	–2,821	0	2,821	0	0	–221	0	221	0	0
Other operating income/expense, net	–31	0	0	0	–31	0	0	0	0	0
Total operating expenses	–22,150	256	2,821	–8	–19,081	–18,842	257	221	170	–18,193

1 Regulatory Compliance Matters

19/25

Quarterly Statement Q3 2024

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2024	Q1–Q3 2024	Q3 2023	Q1–Q3 2023
Cost of cloud	1	–94	9	2
Cost of software licenses and support	0	–80	2	–9
Cost of services	8	–525	8	–26
Research and development	12	–1,088	–4	–44
Sales and marketing	12	–894	22	–128
General and administration	18	–141	–1	–16
Restructuring expenses	52	–2,821	36	–221

20/25

Quarterly Statement Q3 2024

Disaggregations

(H)          Segment Reporting

SAP operates on a consolidated basis as one operating segment. For further details, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2024.

For more information about SAP’s operating performance, see the Reconciliation from Non-IFRS Numbers to IFRS Numbers section.

(I)             Revenue by Region (IFRS and Non-IFRS)

(I.1)          Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2024			Q3 2023	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,742	–2	1,740	1,352	29	29
Americas	1,989	35	2,024	1,678	19	21
APJ	620	10	630	442	40	43
Cloud revenue	4,351	43	4,394	3,472	25	27
Cloud and Software Revenue by Region
EMEA	3,370	–4	3,366	3,010	12	12
Americas	2,982	55	3,037	2,696	11	13
APJ	1,077	18	1,094	973	11	12
Cloud and software revenue	7,429	69	7,497	6,679	11	12
Total Revenue by Region
Germany	1,282	0	1,283	1,212	6	6
Rest of EMEA	2,574	–4	2,569	2,280	13	13
Total EMEA	3,856	–4	3,852	3,492	10	10
United States	2,739	27	2,766	2,506	9	10
Rest of Americas	679	34	713	651	4	9
Total Americas	3,418	61	3,479	3,157	8	10
Japan	357	13	370	297	20	25
Rest of APJ	839	7	845	798	5	6
Total APJ	1,195	20	1,215	1,095	9	11
Total revenue	8,470	76	8,546	7,744	9	10

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Quarterly Statement Q3 2024

(I.2)       Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2024			Q1–Q3 2023	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	4,972	–13	4,959	3,810	31	30
Americas	5,751	39	5,790	4,873	18	19
APJ	1,710	66	1,776	1,282	33	38
Cloud revenue	12,433	92	12,524	9,965	25	26
Cloud and Software Revenue by Region
EMEA	9,695	–22	9,673	8,670	12	12
Americas	8,757	60	8,817	7,979	10	11
APJ	3,111	124	3,235	2,892	8	12
Cloud and software revenue	21,563	162	21,725	19,542	10	11
Total Revenue by Region
Germany	3,802	0	3,802	3,495	9	9
Rest of EMEA	7,377	–27	7,351	6,619	11	11
Total EMEA	11,180	–27	11,153	10,113	11	10
United States	8,108	27	8,136	7,480	8	9
Rest of Americas	2,038	37	2,075	1,884	8	10
Total Americas	10,146	64	10,211	9,364	8	9
Japan	1,018	91	1,109	913	11	21
Rest of APJ	2,454	49	2,503	2,348	5	7
Total APJ	3,472	140	3,612	3,261	6	11
Total revenue	24,798	178	24,976	22,739	9	10

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Quarterly Statement Q3 2024

(J)       Employees by Region and Functional Areas

Full-time equivalents	09/30/2024				09/30/2023
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,510	4,256	4,592	13,357	4,150	4,193	4,181	12,523
Services	8,394	4,686	5,503	18,582	8,124	5,044	5,502	18,669
Research and development	18,422	5,623	12,729	36,774	17,952	5,907	12,698	36,557
Sales and marketing	12,078	9,742	5,149	26,969	11,796	10,166	5,311	27,272
General and administration	3,781	1,796	1,301	6,878	3,518	1,772	1,305	6,595
Infrastructure	2,964	1,156	903	5,023	2,786	1,244	849	4,878
SAP Group (09/30)	50,149	27,257	30,177	107,583	48,325	28,324	29,846	106,495
Thereof acquisitions[1]	413	414	86	912	7	0	0	7
SAP Group (nine months' end average)	49,475	27,389	29,819	106,683	47,967	28,170	29,487	105,624

1 Acquisitions closed between January 1 and September 30 of the respective year.

23/25

Quarterly Statement Q3 2024

Other Disclosures

(K)       Share-Based Payment

SAP’s share-based payment expenses included in our non-IFRS operating expenses break down as follows:

€ millions	Q3 2024	Q1–Q3 2024	Q3 2023	Q1–Q3 2023
Cost of cloud	–31	–104	–23	–70
Cost of software licenses and support	–9	–31	–9	–29
Cost of services	–78	–269	–88	–287
Research and development	–169	–572	–163	–534
Sales and marketing	–199	–675	–191	–626
General and administration	–49	–164	–36	–132
Share-based payment expenses	–535	–1,815	–510	–1,677

Additionally, in the third quarter of 2024 SAP reduced its expenses of €17 million (Q3/2023: €0 million) relating to accelerated share-based payment expenses triggered by the transformation program. In the first nine months of 2024 expenses amounting to €172 million (Q1-Q3/2023: €0 million) have been recognized. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.

Associated share-based payments in the first nine months of 2024 amounted to €143 million (Q1-Q3/2023: €0 million) and are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows.

(L)       Restructuring

The vast majority of the restructuring expenses and related payments recognized in the first nine months of 2024 relate to the company-wide transformation program that SAP announced in the first quarter to further increase its focus on key strategic growth areas, in particular business AI. SAP is transforming its operational setup to capture organizational synergies and AI driven efficiencies, and to prepare the company for highly scalable future revenue growth. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs. Restructuring expenses primarily include employee-related benefits such as severance payments and accelerated share-based payment expenses triggered by the transformation program (for more information on recognition and measurement of share-based payment programs, see Notes to the Consolidated Half-Year Financial Statements 2024, Note B.3).

For the movement of the restructuring provision in the first nine months of 2024, please refer to the table below:

€ millions	Restructuring Provision
Opening balance as at 1/1/2024	37
Additions	2,821
Utilizations	–673
Transfer to share-based compensation liability	–110
Ending balance as at 9/30/2024	2,075

For a reconciliation of the utilization of the restructuring provision to the cash outflow related to restructuring, please refer to the table below:

€ millions	Q1–Q3 2024
Utilizations	673
Payout of share-based compensation	143
Time account payout	13
Net cash outflow	829

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Quarterly Statement Q3 2024

(M)       Business combinations

On June 5, 2024, SAP announced its intention to acquire 100% of WalkMe Ltd. (“WalkMe”), a leader in Digital Adoption Platforms.

The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals. The acquisition is expected to further expand SAP’s business transformation portfolio. WalkMe’s solutions help companies navigate ongoing technological change by providing users with advanced guidance and automation capabilities. The operating results, as well as the assets and liabilities (provisional values) are reflected in our consolidated financial statements starting from that date. The initial consideration transferred amounted to approximately €1.3 billion.

As the WalkMe acquisition closed shortly before September 30, 2024, we are still in the process of identifying and measuring the WalkMe assets and liabilities. Thus, the accounting for the WalkMe acquisition is preliminary. This primarily relates to intangible assets as well as tax assets and liabilities, but also to certain acquisition accounting-related matters such as the consideration transferred and certain accounting alignments.

In the third quarter of 2024, the contribution of WalkMe to revenue was approximately €14 million, to operating profit approximately €-14 million (IFRS) and approximately €-8 million (non-IFRS).

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